The New York Times
Saturday, November 20, 2010

Times Topics

Foreclosures



Jim Wilson/The New York Times

Updated Oct. 21, 2010

When the housing boom began to cool in 2006, that set in motion a chain of events that was a disaster for millions of homeowners whose property has been seized by lenders. The plummeting property values that both followed from and accelerated foreclosures helped create the billion-dollar losses for lenders that brought the financial system to the brink of collapse in the fall of 2008. The recession that followed led to even greater homeowner delinquencies. And in the fall of 2010, what had become a foreclosure boom threatened to become a gigantic legal mess for banks, as evidence emerged of sloppy recordkeeping, cut corners and possible fraud.

Revelations that mortgage servicers failed to accurately document the seizure and sale of tens of thousands of homes have caused a public uproar and prompted lenders like Bank of America, JPMorgan Chase and GMAC Mortgage to temporarily halt foreclosures in many states. In October, all 50 state attorneys general announced that they would investigate foreclosure practices. The nation's largest electronic mortgage tracking system, MERS, has been criticized for losing documents and other sloppy practices and JPMorgan Chase announced that it no longer used the service.

Mortgage documents of all sorts were treated in an almost lackadaisical way during the dizzying mortgage lending spree from 2005 through 2007, according to court documents, analysts and interviews. Now those missing and possibly fraudulent documents are at the center of a potentially seismic legal clash that pits big lenders against homeowners and their advocates concerned that the lenders' rush to foreclose flouts private property rights.

In short, the legal disagreement amounts to whether banks can rely on flawed documentation to repossess homes.

Hundreds of thousands of households could be effected. In the first quarter of 2010, there were 930,000 foreclosure filings — an increase of 7 percent from the previous quarter and 16 percent from the first three months of 2009, according to recent data from RealtyTrac, an online

Headlines Around the Web

What's This?

TIME
NOVEMBER 20, 2010
Foreclosure Foul-up: Tracking Down Those 'Lost' Mortgages

LOS ANGELES TIMES
NOVEMBER 20, 2010
Lenny Dykstra's lavish Thousand Oaks home is sold at foreclosure auction

NAKED CAPITALISM
NOVEMBER 20, 2010
So Who Benefits From Protracted Foreclosures? Servicers!

THE ASSOCIATED PRESS
NOVEMBER 19, 2010
Sheriff Who Refused To Evict Foreclosed Homeowners Forced To Resume

SLATE MAGAZINE
NOVEMBER 19, 2010
How "mortgage assistance relief" companies prey on homeowners facing foreclosure.

More at Blogrunner »

Multimedia


FOR SALE
Bank Owned
456-REPO

Video

DealBook Debate: Foreclosures
Document problems in the foreclosure process have raised questions about the culpability of banks.


FOR SALE
Bank Owned
456-REPO

Video

marketer of foreclosed properties. Some six million borrowers were more than 60 days delinquent. About 11.5 percent of borrowers were in default, up from 5.7 percent from two years earlier.

The root of today's problems goes back to the boom years, when home prices were soaring and banks pursued profit while paying less attention to the business of mortgage servicing, or collecting and processing monthly payments from homeowners.

Banks spent billions of dollars in the good times to build vast mortgage machines that made new loans, bundled them into securities and sold those investments worldwide. Lowly servicing became an afterthought. When borrowers began to default in droves, banks found themselves in a never-ending game of catch-up, unable to devote enough manpower to modify, or ease the terms of, loans to millions of customers on the verge of losing their homes. Now banks are ill-equipped to dealwith the foreclosure process.

The revelations about the sloppy paperwork emboldened homeowners and law enforcement officials in many states to challenge notarizations -- including those by so-called robo-signers,' employees who approved hundreds of documents in a day -- and to question whether lenders rightfully hold the notes underlying foreclosed properties. Evictions were expected to slow sharply -- good news for many homeowners. But at the same time, the freezes further disrupted an already shaky housing market.

Read More...

ARTICLES ABOUT FORECLOSURES

Newest First | Oldest First

Page: 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | Next >>



Book Review - All The Devils Are Here - By Bethany McLean and Joe Nocera
By PAUL M. BARRETT
Two business journalists examine the toxic marriage between the housing market and Wall Street.

HOUSING AND REAL ESTATE BANKING AND FINANCIAL INSTITUTIONS UNITED STATES ECONOMY SUBPRIME MORTGAGE CRISIS MORTGAGES FEDERAL RESERVE SYSTEM BERNANKE, BEN S NOCERA, JOSEPH MCLEAN, BETHANY

Delinquency Rate on Mortgages Falls
By DAVID STREITFELD
The Mortgage Bankers Association reported the lowest delinquency rate since the beginning of 2009, lowered by loan modifications to some and evictions of others.

UNITED STATES ECONOMY MORTGAGES

Deal Over Foreclosures Stays Out of Reach
By DAVID STREITFELD and NELSON D. SCHWARTZ
Since all 50 states signed on to a investigation of big mortgage lenders, a public tug of war has ensued.

ATTORNEYS GENERAL BANK OF AMERICA CORP



Bank of America's Call Center for Foreclosure Cases
By NELSON D. SCHWARTZ
In California's Simi Valley, 4,000 employees of Bank of America handle 50,000 calls a day about mortgages and homes in peril.

SUBPRIME MORTGAGE CRISIS MORTGAGES SIMI VALLEY (CALIF) BANK OF AMERICA CORP SENATE HOUSE OF REPRESENTATIVES DESOER, BARBARA J

Bad Foreclosure Documents Could Threaten Banks, Panel Says
By DAVID STREITFELD
A Congressional panel recommended new bank stress tests, saying forcing them to take back their bad loans could precipitate another crisis.

BANKING AND FINANCIAL INSTITUTIONS UNITED STATES POLITICS AND GOVERNMENT CONGRESSIONAL OVERSIGHT PANEL

DealBook Debate: Foreclosures
Document problems in the foreclosure process have raised questions about the culpability of banks.



Video

TimesCast | October 15, 2010
What makes a true Tea Party candidate; buying a foreclosed home and a look at end credits of documentaries.



Left Behind
A growing number of photographers are using their craft to document the hidden side of the foreclosure crisis.



Slide Show

Recession's Toll on Black Wealth
The recession and predatory lending destroyed black income, and erased two decades of slow progress.



Interactive Feature

The Faces of Foreclosure
People across the New York region tell their stories.



Interactive Graphic

Mapping Foreclosures in the New York Region
Track home foreclosures in New York City, New Jersey and surrounding areas over time.



8. Worm Was Perfect for Sabotaging Centrifuges
9. Art Review: Seating All the Americas at the Same Table
10. Op-Ed Columnist: A Hedge Fund Republic?

Go to Complete List »

RSS FEEDS ON FORECLOSURES

Subscribe to an RSS feed on this topic. What is RSS?

RSS Foreclosures

GET ALERTS ON FORECLOSURES

Receive My Alerts e-mails on topics covered on this page.

FORECLOSURES

More Alerts »